# APPENDIX A:
# INVESTMENT RISKS

YOU MIGHT LOSE YOUR MONEY

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Homebody Yoga and Wellness to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

LIMITED SERVICES

Homebody Yoga and Wellness operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

LACK OF ACCOUNTING CONTROLS

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

COMPETITION

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Homebody Yoga and Wellness competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Homebody Yoga and Wellness's core business or the inability to compete successfully against the with other competitors could negatively affect Homebody Yoga and Wellness's financial performance.

RELIANCE ON MANAGEMENT

As a securities holder, you will not be able to participate in Homebody Yoga and Wellness's management or vote on and/or influence any managerial decisions regarding Homebody Yoga and Wellness. Furthermore, if the founders or other key personnel of Homebody Yoga and Wellness were to leave Homebody Yoga and Wellness or become unable to work, Homebody Yoga and Wellness (and your investment) could suffer substantially.

FINANCIAL FORECASTS RISKS

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Homebody Yoga and Wellness and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Homebody Yoga and Wellness is a newly established entity and therefore has no operating history from which forecasts could be projected with.

INABILITY TO SELL YOUR INVESTMENT

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its

full term.

## THE COMPANY MIGHT NEED MORE CAPITAL

Homebody Yoga and Wellness might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Homebody Yoga and Wellness is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

## CHANGES IN ECONOMIC CONDITIONS COULD HURT HOMEBODY YOGA AND WELLNESS

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Homebody Yoga and Wellness's financial performance or ability to continue to operate. In the event Homebody Yoga and Wellness ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

## NO REGISTRATION UNDER SECURITIES LAWS

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Homebody Yoga and Wellness nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

## INCOMPLETE OFFERING INFORMATION

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

## LACK OF ONGOING INFORMATION

Homebody Yoga and Wellness will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Homebody Yoga and Wellness is allowed to stop providing annual information in certain circumstances.

## UNINSURED LOSSES

Although Homebody Yoga and Wellness will carry some insurance, Homebody Yoga and Wellness may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Homebody Yoga and Wellness could incur an uninsured loss that could damage its business.

## CHANGES IN LAWS

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Homebody Yoga and Wellness's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

## CONFLICT OF INTEREST WITH COMPANIES AND THEIR MANAGEMENT

In many ways, your interests and the interests of Homebody Yoga and Wellness's management will coincide: you both want Homebody Yoga and Wellness to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Homebody Yoga and Wellness to act conservative to make sure they are best equipped to repay the Note obligations, while Homebody Yoga and Wellness might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

## FUTURE INVESTORS MIGHT HAVE SUPERIOR RIGHTS

If Homebody Yoga and Wellness needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

## THE COMPANY IS NOT SUBJECT TO THE CORPORATE GOVERNANCE REQUIREMENTS OF THE NATIONAL SECURITIES EXCHANGES

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Homebody Yoga and Wellness or management), which is responsible for monitoring Homebody Yoga and Wellness's compliance with the law. Homebody Yoga and Wellness will not be required to implement these and other investor protections.

## YOU HAVE A LIMITED UPSIDE

Notes include a maximum amount you can receive. You cannot receive more than that even if Homebody Yoga and Wellness is significantly more successful than your initial expectations.

## YOU DO HAVE A DOWNSIDE

Conversely, if Homebody Yoga and Wellness fails to generate enough revenue, you could lose some or all of your money.

## PAYMENTS AND RETURN ARE UNPREDICTABLE

Because your payments are based on the revenue of Homebody Yoga and Wellness, and the revenue of Homebody Yoga and Wellness can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

## THE NOTES ARE UNSECURED AND UNINSURED

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

SUBORDINATION

The Notes shall be subordinated to all indebtedness of Homebody Yoga and Wellness to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

LACK OF GUARANTY

The Notes are not personally guaranteed by any of the founders or any other person.

LIMITATION OF INDIVIDUAL RIGHTS IN EVENT OF DEFAULT

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 IMPACT

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.